[CN LOGO APPEARS HERE]          A New Railroad        [BNSF LOGO APPEARS HERE]
                                For A New Era.


     The combination of CN and BNSF would build the first true North American railroad, bringing together two highly successful companies that share a common vision about their role in the future - to achieve growth through superior customer service.

     By uniting the most efficient Canadian and U.S. rail carriers, both of which have completed successful mergers in the past four years, the new company will share CN and BNSF's commitment to providing customers with reliable and consistent service.

     The combination uses a new model for railroad consolidation - one that will enable the partners to effectively integrate with maximum efficiency, without sacrificing customer service. The model preserves and protects the existing identities and efficient rail networks of each company.


     This is good news for customers, shareholders, communities and employees. It is good for customers and shippers who, through an enhanced single-line network, will have access to transportation services that will provide them with the best value for their transportation dollar. It gives shareholders ownership in a rail enterprise that is uniquely positioned to expand its market share and improve its profitability. And it will benefit employees by creating a strong platform for revenue growth and the potential for job creation in the future.

     This is truly a new railroad for a new era.

/s/ Paul Tellier                         /s/ Rob Krebs

Paul Tellier                             Rob Krebs
President                                Chairman
and CEO                                  and CEO
CN                                       BNSF


                          How will customers benefit?

 .  Access to more markets                .  More efficient, single-line
   .  Single-line corridors created         service
   .  Access to north-south service         .  Expanded network reach
      spanning continent
                                         .  Improved transit times, reliability
                                            and asset utilization
 .  Greater capacity in congested
   areas                                    .  Fewer interchanges, seamless
 .  Easier to do business with                  service
   .  One bill                              .  More direct routes
   .  One computer system                   .  Application of "best practices"
   .  One inquiry to monitor                   across both systems
      shipment status

                  [MAP OF NORTH AMERICAN ROUTES APPEARS HERE]

                [ACCESS TO MORE MARKETS--NEW CORRIDORS CREATED]


                         Smooth, low-risk integration

     The dedication of our companies to improved customer service, the unique geographic and organizational structure of this combination and the proven track record of both organizations in successfully executing past combinations will contribute to the smooth implementation of the combination. As an end-to-end combination of two highly efficient railroads with a similar customer focus and service philosophy, we expect to avoid the service pitfalls that followed recent railroad mergers.

 .  We are combining the two most efficient and service-oriented railroads.  We are not attempting to absorb a weak carrier.
       ---

 .  The end-to-end combination of our companies should not be highly complex from an operational perspective. We are not attempting to split an existing
                                      ---
   railroad into two parts.

 .  CN and BNSF already utilize similar transportation information systems.  We are not attempting to introduce a significantly different system to either
       ---
   company.

 .  The anticipated organization structure preserves each company's identity and customer focus.  We are not attempting a major organizational restructuring
                           ---
   that would cause the loss of key personnel.

Additional information about the proposed BNSF and CN combination can be found at www.bnsf.com and www.cn.ca.

                  [MAP OF NORTH AMERICAN ROUTES APPEARS HERE]








[MAP LEGEND APPEARS HERE]



                                      CN
                                     BNSF
                              (Haulage Agreement)




   Enhanced                                                 Enhanced
   Access to                                            Access to Mexico
North American
    Ports






North American Railways and CN have filed a registration statement on Form F-4/S-4 with the Securities and Exchange Commission (SEC) in connection with the securities to be issued in the combination. At the date of this printing, the registration statement has not been declared effective. This filing also includes the proxy statement for the shareholders meetings to be held for approval of the combination. Investors should read this document, and other documents filed with the SEC by the companies about the combination, because they contain important information. These documents may be obtained for free at the SEC's Web site, www.sec.gov. Other filings made by the companies on Forms 10-K, 10-Q and 8-K may be obtained for free by calling 817-352-6856.

Benefits by industry

Automotive

 .  Connects key automotive manufacturer's plants in Michigan, Ohio and Southern
   Ontario and southwestern Quebec to the U.S. southwest, West Coast and Mexico

 . Links Mexican and Canadian/Michigan parts and finished vehicle assembly plants


Chemicals, Petroleum and Sulfur

 . New competitive alternative for chemical plants with access to additional markets

 .  Increased single-line options for Gulf Coast producers

 . Connections between Gulf Coast, Alberta and Sarnia, Ontario production regions


Coal

 . Improved ability to deliver cleaner-burning, low-sulfur PRB coal into additional utilities and transfer facilities in the U.S., as well as plants in Saskatchewan, Manitoba and Ontario

 .  New opportunities to blend PRB coal with Canadian coal for export

 .  Expanded opportunities for Illinois producers


Fertilizers

 .  Single-line access to all Saskatchewan potash mines


Forest Products

 . New routes to move particle board and plywood between southeastern and southwestern U.S. and California

 . Expanded U.S. West Coast market for southern yellow pine and Canadian dimensional lumber

 . Improved single-line access to southern U.S. particle board production and eastern Canadian newsprint and printing paper production


Grain

 .  Improved access to export outlets in New Orleans

 .  Improved market access into U.S. for malting barley and canola

 . Illinois and Indiana corn and feed products producers access new processing facilities and ports, e.g., Missouri and Arkansas

 . Midwest corn, soybean and grain products producers on CN's former IC routes have improved access to U.S. West Coast


Intermodal

 .  Links to CN terminals with BNSF on-line system hub facilities across North
   America

 .  Single-line service between Buffalo, Detroit, Montreal and Toronto and U.S.
   southwest, West Coast and Mexico

 .  Links Midwest and eastern Canadian markets to West Coast and Gulf ports

 .  Links BNSF shippers to ports in eastern Canada


Metals and Minerals

 .  Single-line access to major metal producing areas in U.S. Midwest and eastern
   Canada

 .  Enhanced reload network

TRAFFIC MIX

[CN CHART APPEARS HERE]                    CN                BNSF            BNSF-CN
                                     Auto         8%   Auto         5%   Auto         5%
[BNSF-CN CHART APPEARS HERE]         Coal        10%   Grain       14%   Intermodal  24%
                                     Intermodal  16%   Coal        25%   Grain       15%
[BNSF CHART APPEARS HERE]            Grain       16%   Merchandise 29%   Coal        21%
                                     Merchandise 50%   Intermodal  27%   Merchandise 35%

Efficiencies

The companies estimate that the annual impact of revenue and cost synergies on operating income will be between US$500 million and US$600 million (Cdn$750 million and Cdn$890 million) over the first three years after the close of the transaction.

     Revenue growth will be achieved in part through common marketing and operating plans offering new and expanded single-line service for shippers. Synergies are expected to result from the more efficient movement of goods over shorter, more direct, shared routes and around existing major interchange points. In addition, the network will be more competitive with trucks and will promote growth in intermodal and merchandise traffic.

     Cost efficiencies will be achieved by leveraging the operating systems of both railroads; through common purchasing to create economies of scale; through the more productive utilization of locomotives and freight cars; by leveraging e-commerce initiatives; by combining certain administrative activities; and by the exchange of best practices.

Reviews and approvals

The combination is subject to, among other things, approval by the shareholders of both companies, as well as to customary regulatory approvals. CN will submit to the Quebec Superior Court a Plan of Arrangement to confirm that the combination is fair to CN shareholders. The combination will also be subject to approval by the U.S. Surface Transportation Board. The companies expect that all required regulatory approvals can be obtained and the transaction completed by mid-2001.


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